Exhibit 99.79

Source: PyroGenesis Canada Inc.
January 11, 2021 17:45 ET

PyroGenesis Announces Guidance for Q4 2020

MONTREAL, Jan. 11, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://www.pyrogenesis.com) (TSX: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to provide guidance for the fourth quarter, and full year, both ending December 31st, 2020.

Based on preliminary financial information, and subject to year-end closing adjustments, PyroGenesis expects revenue for the fourth quarter 2020 to be between $3 - $5 million, resulting in total revenues for the fiscal year ending 2020 of approximately $14 - $16 million, as compared to $1.07 million (Q4 2019) and $4.8 million (FY 2019), respectively.

The Company also expects earnings per share (“EPS”) for the fourth quarter to be in the range of $0.10 - $0.12, and for the fiscal year ending 2020 of between $0.22 - $0.24 , as compared to a loss of $0.04 (Q4 2019) and a loss of $0.07 (FY 2020), respectively.

The Q4 2020 guidance and actual 2019 results noted above are summarized in the following table below:

	Actual 2019	Guidance 2020
Revenue
Q4	$1.07 MM	$ 14-16 MM
YE	$4.8 MM	$ 22-24 MM
EPS Basic
Q4	($0.04)	$0.10-$0.12
YE	($0.07)	$0.22-$0.24

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/